aicB



16014329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8-44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. RIVKIN AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON	NJ	08534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEROEN HOEVERS, 609-730-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEROEN HOEVERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN AND COMPANY, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeroen Hoevers
Signature

President
Title

Notary Public

ANNAROSE SWANHART
A Notary Public of New Jersey
My Commission Expires 8/7/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. Rivkin & Company, Inc.

12 West Delaware Avenue
Pennington, NJ 08534
609/730-4200 · Fax 609/730-3999

EXEMPTION REPORT

H. Rivkin and Company, Inc. ("The Firm"), to the best knowledge and belief, claim to meet the exemption requirements under Rule 15c3-3 of the Securities and Exchange Commission;

i) That the Firm has met the exemption under section k(2)ii, Who, as introducing broker or dealer, clears all transactions with and or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

ii) That the Firm met the identified exemption provisions in Section 240.15c3-3(k)ii throughout the most recent fiscal year without exception.

Signed: Date:





Jeroen Hoevers
President

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2015 and 2014

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2015 and 2014


Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of H. Rivkin and Company, Inc.

We have audited the accompanying financial statements of H. Rivkin and Company, Inc. (a New York Corporation), which comprise the statements of financial condition as of December 31, 2015 and 2014, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) pursuant to SEA Rule 17a-5(g). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Rivkin and Company, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Report on Other Legal and Regulatory Requirements

The accompanying supplemental information including the Statement of Net Capital Pursuant to SEC Rule 15c3-1, Haircut Analysis, Schedule of Non-allowable Assets, Schedule of Aggregate Indebtedness, Reconciliation of the Computation of Net Capital Pursuant to SEC Rule 15c3-1, and the Firm Exemption Report have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 9, 2016

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2015	2014
Current assets		
Cash	$ 135,990	$ 102,297
Broker receivable	1,480	6,179
Inventory - securities	-	36,913
Prepaid expenses	3,692	3,591
Deferred tax asset	94,518	90,142
Total current assets	235,680	239,122
Property, plant and equipment		
Machinery and equipment	30,951	30,951
Furniture and fixtures	18,375	18,375
	49,326	49,326
Less: accumulated depreciation	49,326	49,326
Net property, plant and equipment	-	-
Total assets	$ 235,680	$ 239,122

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
Current liabilities		
Accounts payable	$ 1,772	$ 340
Commissions payable	-	2,470
Broker payable	2,426	991
Income tax payable	1,025	(355)
Accrued expenses	13,997	13,996
Total liabilities	19,220	17,442
Stockholders' equity		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares	25,000	25,000
Additional paid-in capital	269,159	230,659
Accumulated other comprehensive income	40,536	40,536
Accumulated deficit	(118,235)	(74,515)
Total stockholders' equity	216,460	221,680
Total liabilities and stockholders' equity	$ 235,680	$ 239,122

See notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For The Years Ended December 31,

	2015	2014
Revenue		
Commission income	$ 285,478	$ 145,274
Interest and dividend income	1,977	2,330
Total revenue	$ 287,455	$ 147,604
Operating expenses		
Officers' salaries	31,763	11,000
Office salaries	113,278	59,063
Advertising and promotion	-	560
Travel and entertainment	6,487	1,312
Telephone	9,054	6,125
Rent	25,400	7,300
Employee benefits	14,468	8,041
Legal and professional services	34,227	14,440
Licenses and registration	13,747	7,729
Payroll and miscellaneous taxes	17,742	4,554
Office, stationery and printing	6,775	5,875
Postage and delivery	2,324	1,495
Clearing costs	51,822	56,889
Insurance	7,178	860
Lease expense	486	1,072
Quotes and research	-	7,120
Bank charges and miscellaneous	574	463
Total operating expenses	335,325	193,899
Loss from operations	(47,870)	(46,295)
Other income		
Realized gain on marketable securities	1,764	-
Other income, net	(46,106)	(46,295)
Interest expense	-	41
Loss before income tax	(46,106)	(46,336)
Income tax provision	(1,990)	(1,482)
Deferred tax benefit	4,376	65
Net loss	(43,720)	(47,753)
Other comprehensive income, net of tax		
Unrealized gain on securities	-	9,073
Total comprehensive loss	$ (43,720)	$ (38,680)

See notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2015 and 2014

	Total	Common stock par value $1.00	Additional paid -in capital	Accumulated other comprehensive income	Accumulated deficit
Balance at beginning of year - January 1,	$ 223,860	$ 25,000	$ 194,159	$ 31,463	$ (26,762)
Stockholder contributions	36,500	-	36,500	-	-
Other comprehensive income	9,073	-	-	9,073	-
Net loss - December 31, 2014	(47,753)	-	-	-	(47,753)
Stockholders' equity at December 31, 2014	221,680	25,000	230,659	40,536	(74,515)
Stockholder contributions	38,500	-	38,500	-	-
Other comprehensive income	-	-	-	-	-
Net loss - December 31, 2015	(43,720)	-	-	-	(43,720)
Stockholders' equity at December 31, 2015	$ 216,460	$ 25,000	$ 269,159	$ 40,536	$ (118,235)

See notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31,

	2015	2014
Cash flows from operating activities		
Net loss	$ (43,720)	$ (47,753)
Adjustments to reconcile net loss to net cash used in operating activities		
Deferred tax benefit	(4,376)	(65)
Decrease in broker receivable, net of unrealized gain	4,699	2,894
Decrease in inventory account	36,913	19,166
Decrease (increase) in prepaid expenses	(101)	2,999
Increase (decrease) in accounts payable	1,432	(201)
Increase (decrease) in commissions payable	(2,470)	2,470
Increase (decrease) in broker payable	1,435	(5,873)
Increase (decrease) in income tax payable	1,380	(1,355)
Decrease in payroll taxes payable	-	(2,138)
Increase in accrued expenses	1	5,496
Net cash used in operating activities	(4,807)	(24,360)
Cash flows from financing activities		
Repayment from officer		(11,500)
Net cash used in financing activities	-	(11,500)
Cash flows from investing activities		
Stockholder contributions	38,500	36,500
Net cash provided by investing activities	38,500	36,500
Net increase decrease in cash	33,693	640
Cash at January 1	102,297	101,657
Cash at December 31	$ 135,990	$ 102,297
Supplemental disclosures		
Cash paid during the year for interest	$ -	$ 41
Cash paid during the year for income taxes	$ 965	$ 1,482

Non -cash financing activity:
During 2014, officers' loan payable of $11,500 was converted to additional paid in capital.

See notes to financial statements.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

On March 31, 2015, The Company's stockholders entered into a Purchase/Sale Agreement to sell 100% of their outstanding stock in the Company to the members of New Deventer Enterprises, LLC (the purchaser). On May 15, 2015, the purchaser had applied and received approval as a broker/dealer with FINRA. FINRA approval has been granted and the purchaser now owns 100% of the stock in the Company.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5-7 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $ - and $560 for the years ended December 31, 2015 and 2014, respectively, and is included in operating expenses on the statements of operations and comprehensive loss.

Note 1 – Summary of Significant Accounting Policies (continued)

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

The Company, organized in the state of New Jersey as a corporation, files a corporation tax return.

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

The Company files Federal as well as New Jersey tax returns. The company's tax returns are no longer subject to tax examinations by federal or state taxing authorities for years before 2012.

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, prepaid expenses, accrued expenses, accounts payable, commissions payable, brokers payables, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses and related payables, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 1 – Summary of Significant Accounting Policies (continued)

Securities transactions and revenue recognition

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Wedbush Clearing (2015). At December 31, 2015 and 2014, the account balances of $1,480 and $6,179 represented trading profits settled in 2015 and 2014 respectively that had not been transferred by the clearing house until 2016 and 2015, respectively.

Note 4 – Inventory Securities

The Company sold all of its securities in 2015. In 2014, the Company's inventory – securities was comprised of equity and debt securities, all of which were classified as available for sale securities and carried at their fair value based on the quoted market prices of the securities at December 31, 2014. Net realized and unrealized gains and losses were reflected in the statements of comprehensive income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ -	$ -	$ 16,045	$ 12,538
Corporate Bonds	-	-	23,902	24,375
Total trading securities	$ -	$ -	$ 39,947	$ 36,913

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 4 – Inventory Securities (Continued)

Investment income for the years ended December 31, 2015 and December 31, 2014, consists of the following:

	2015	2014
Gross realized gain from sale of trading securities	$ 1,764	$ 0
Dividend and interest income	1,977	2,330
Net unrealized holding gains	0	9,073
Net investment income	$ 3,741	$ 11,403

Note 5 – Property, Plant & Equipment

There was no depreciation expense of property, plant and equipment for the years ended December 31, 2015 and 2014, respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Prepaid clearing fees	$ 3,692	$ 3,591

Note 7 - Commitments

The Company leases office space in New Jersey. The lease expired during 2013 and rather than entering into a new lease agreement, the Company decided to go month-to-month. The Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remained the same, as per the expired lease agreement.

Rent expense amounted to $25,400 and $7,300 for the years ended December 31, 2015 and 2014, respectively, and is included in operating expenses on the statements of operations and comprehensive loss.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $118,250 which exceeded its required net capital by $18,250.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2015 is as follows:

Financial statement loss before taxes, including Comprehensive income (loss)	$ (43,720)
Adjustments for:	
Permanent differences	168
Temporary differences	13,143
Federal taxable loss	$ (30,409)

Temporary differences are primarily due to the fact the Company is on the cash basis method of accounting for tax return purposes.

The above reconciliation resulted in a deferred tax benefit reflected in the statement of operations and comprehensive income (loss) as follows:

Federal	$4,376

For the year ended December 31, 2015, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes have been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. In accordance with ASC Topic 740, the Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Note 10 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 11 - Recent accounting pronouncements

ASU 2015-16 – Business Combinations (Topic 805) - The amendment in this update allows for simplification in accounting for adjustments made to provisional amounts. The amendment eliminates the retrospective period for these provisional amounts. It requires that the acquirer of record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The entity should present this information separately on the face of the income statement or make a disclosure in the footnotes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-11 Inventory (Topic 330) - The amendments affect an entity who measures inventory using the first-in, first-out method or the average cost method. The amendments in this update do not affect inventory being measured using the last-in, first-out or the retail inventory method. The entity should measure inventory at the lower of cost and net realizable value. The definition of net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This update was adopted to more closely align with the inventory measurements adopted in International Financial Reporting Standards (IFRS).

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-07 Fair Value Measurement (Topic 820) - Currently, a reporting entity, as a practical expedient, is permitted to measure the fair value of certain investments using the net asset value per share of the investment. Investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 11 - Recent Accounting Pronouncements (continued)

The amendment now removes the requirement to categorize these investments within the fair value hierarchy. The amendment also removes the requirement to make certain disclosures for these investments.

The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.

ASU 2015-03 Interest – Imputation of Interest (Subtopic 835-30) - The FASB received feedback about having different balance sheet presentation for debt issuance costs and debt discount and premiums. The presentation of debt issuance costs conflicts with the International Financial Reporting Standards and conflicts with FASB Concepts Statement No. 6, Elements of Financial Statements. Currently, debt issuance costs are recognized as a deferred charge, but on the International Financial Reporting Standards, the costs are deducted from the carrying value of the liability. FASB Concepts Statement No. 6 also states that debt issuance costs cannot be an asset since they provide no future economic benefit.

The FASB has released the amendment to debt issuance costs to simplify this presentation. The amendment provides that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

ASU 2015-02 Consolidation (Topic 810) - The measurements in which a reporting entity needs to evaluate with consolidation with another entity have been revised to ensure companies can provide useful information to end users. The amendments subject the entities to reevaluate under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017.

Note 11 - Recent Accounting Pronouncements (continued)

ASU 2015-01 Income Statement – Extraordinary and Unusual Items (Subtopic 225-20) - This amendment is eliminating the concept of extraordinary items, as defined in Subtopic 225-20. The criteria of an extraordinary item is that the item has to be unusual and infrequent in nature. An entity no longer has to separately classify, present, and disclose extraordinary events and transactions.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

Note 12 – Subsequent Events

Management has evaluated subsequent events through February 9, 2016, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2015

Total assets	$ 235,680
Less total liabilities	19,220
Net worth	216,460
Add subordinated loans	-
Adjusted net worth	216,460
Less non-allowable assets	98,210
Tentative net capital	118,250
Less haircuts	0
Net capital	118,250
Required net capital	100,000
	18,250
Aggregate indebtedness	19,220
Aggregate indebtedness to net capital	16.25%

See independent auditors' report.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2015

Position			
Securites subject to 40% Haircut			
	Long		$ 0
	Short		$ 0
Securites subject to 15% Haircut			
	Long		$ -
	Short		$ 0
Tentative Net Capital		$ 118,250	
Haircuts			
1. -40% Haircut			
	Long		$ 0
	Short		$ 0
2. -15% Haircut on the Greater of the Long or Short			
	Long		$ -
	Short		$ 0
			$ 0
Excess haircuts:			
The lesser of long or short less			$ 0
25% of the greaterof the long of short position			$ -
Excess			$ 0

Undue concentration: (based on 10.00% TNC)

Any security > 500 SHARES & > 12,263

Stock value	Normal H.C.	Undue concentration
$ 0	0%	$ 0

Total undue concentration $ -

Other haircut:

Type	Value	Haircut %	Haircut
MBNA Capital	$ 0	0.00%	0
Land O Lakes Cap	$ 0	0.00%	0

Total other haircut $ -

Total haircut $ 0

See independent auditors' report.

H.RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2015

Account name	Amount
Prepaid expenses	$ 3,692
Deferred tax asset	94,518
Total non-allowable expenses	$ 98,210

See independent auditors' report.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2015

Account name		Amount
Accounts payable	$	1,772
Broker payable		2,426
Income taxes payable		1,025
Accrued expenses		13,997
Total aggregate indebtedness	$	19,220

See independent auditors' report.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2015

Total net capital per unaudited focus report	$ 122,627
Add: Haircuts per unaudited focus report	-
Tentative net capital	122,627
Add: Non-allowable assets per unaudited focus report	31,569
Net worth	154,196
Audit adjusting journal entries-net effect on net worth	62,264
Adjusted net worth	216,460
Less: Non-allowable assets per audited financial statement	98,210
Adjusted tentative net capital per audited financial statement	118,250
Less: Haircuts per audited financial statement	-
Total net capital per audited financial statement	$ 118,250

** Any differences between the amended focus report and audited financial statements are deemed immaterial.*

INDEPENDENT AUDITORS' REPORT

Exemption Report

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) H. Rivkin and Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which H. Rivkin and Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and (2) H. Rivkin and Company, Inc. and stated that H. Rivkin and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. H. Rivkin and Company, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about H. Rivkin and Company, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 9, 2016

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

December 31, 2015


Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and company, Inc.

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of H. Rivkin and Company, Inc. for the year ended December 31, 2015. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2015 SIPC-6 and SIPC-7 reports were filed by the Company, as is required and was done so in a timely manner.

Van Duyne, Bruno & Co.

February 9, 2016

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

On March 31, 2015, The Company's stockholders entered into a Purchase/Sale Agreement to sell 100% of their outstanding stock in the Company to the members of New Deventer Enterprises, LLC (the purchaser). On May 15, 2015, the purchaser had applied and received approval as a broker/dealer with FINRA. FINRA approval has been granted and the purchaser now owns 100% of the stock in the Company.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5-7 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $ - and $560 for the years ended December 31, 2015 and 2014, respectively, and is included in operating expenses on the statements of operations and comprehensive loss.

Note 1 – Summary of Significant Accounting Policies (continued)

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

The Company, organized in the state of New Jersey as a corporation, files a corporation tax return.

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

The Company files Federal as well as New Jersey tax returns. The company's tax returns are no longer subject to tax examinations by federal or state taxing authorities for years before 2012.

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, prepaid expenses, accrued expenses, accounts payable, commissions payable, brokers payables, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses and related payables, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 1 – Summary of Significant Accounting Policies (continued)

Securities transactions and revenue recognition

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Wedbush Clearing (2015). At December 31, 2015 and 2014, the account balances of $1,480 and $6,179 represented trading profits settled in 2015 and 2014 respectively that had not been transferred by the clearing house until 2016 and 2015, respectively.

Note 4 – Inventory Securities

The Company sold all of its securities in 2015. In 2014, the Company's inventory – securities was comprised of equity and debt securities, all of which were classified as available for sale securities and carried at their fair value based on the quoted market prices of the securities at December 31, 2014. Net realized and unrealized gains and losses were reflected in the statements of comprehensive income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ -	$ -	$ 16,045	$ 12,538
Corporate Bonds	-	-	23,902	24,375
Total trading securities	$ -	$ -	$ 39,947	$ 36,913

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 4 – Inventory Securities (Continued)

Investment income for the years ended December 31, 2015 and December 31, 2014, consists of the following:

	2015	2014
Gross realized gain from sale of trading securities	$ 1,764	$ 0
Dividend and interest income	1,977	2,330
Net unrealized holding gains	0	9,073
Net investment income	$ 3,741	$ 11,403

Note 5 – Property, Plant & Equipment

There was no depreciation expense of property, plant and equipment for the years ended December 31, 2015 and 2014, respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Prepaid clearing fees	$ 3,692	$ 3,591

Note 7 - Commitments

The Company leases office space in New Jersey. The lease expired during 2013 and rather than entering into a new lease agreement, the Company decided to go month-to-month. The Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remained the same, as per the expired lease agreement.

Rent expense amounted to $25,400 and $7,300 for the years ended December 31, 2015 and 2014, respectively, and is included in operating expenses on the statements of operations and comprehensive loss.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $118,250 which exceeded its required net capital by $18,250.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2015 is as follows:

Financial statement loss before taxes, including Comprehensive income (loss)	$ (43,720)
Adjustments for:	
Permanent differences	168
Temporary differences	13,143
Federal taxable loss	$ (30,409)

Temporary differences are primarily due to the fact the Company is on the cash basis method of accounting for tax return purposes.

The above reconciliation resulted in a deferred tax benefit reflected in the statement of operations and comprehensive income (loss) as follows:

Federal	$4,376

For the year ended December 31, 2015, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes have been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. In accordance with ASC Topic 740, the Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 10 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 11 - Recent accounting pronouncements

ASU 2015-16 – Business Combinations (Topic 805) - The amendment in this update allows for simplification in accounting for adjustments made to provisional amounts. The amendment eliminates the retrospective period for these provisional amounts. It requires that the acquirer of record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The entity should present this information separately on the face of the income statement or make a disclosure in the footnotes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-11 Inventory (Topic 330) - The amendments affect an entity who measures inventory using the first-in, first-out method or the average cost method. The amendments in this update do not affect inventory being measured using the last-in, first-out or the retail inventory method. The entity should measure inventory at the lower of cost and net realizable value. The definition of net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This update was adopted to more closely align with the inventory measurements adopted in International Financial Reporting Standards (IFRS).

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-07 Fair Value Measurement (Topic 820) - Currently, a reporting entity, as a practical expedient, is permitted to measure the fair value of certain investments using the net asset value per share of the investment. Investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

Note 11 - Recent Accounting Pronouncements (continued)

The amendment now removes the requirement to categorize these investments within the fair value hierarchy. The amendment also removes the requirement to make certain disclosures for these investments.

The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.

ASU 2015-03 Interest – Imputation of Interest (Subtopic 835-30) - The FASB received feedback about having different balance sheet presentation for debt issuance costs and debt discount and premiums. The presentation of debt issuance costs conflicts with the International Financial Reporting Standards and conflicts with FASB Concepts Statement No. 6, Elements of Financial Statements. Currently, debt issuance costs are recognized as a deferred charge, but on the International Financial Reporting Standards, the costs are deducted from the carrying value of the liability. FASB Concepts Statement No. 6 also states that debt issuance costs cannot be an asset since they provide no future economic benefit.

The FASB has released the amendment to debt issuance costs to simplify this presentation. The amendment provides that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

ASU 2015-02 Consolidation (Topic 810) - The measurements in which a reporting entity needs to evaluate with consolidation with another entity have been revised to ensure companies can provide useful information to end users. The amendments subject the entities to reevaluate under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017.

Note 11 - Recent Accounting Pronouncements (continued)

ASU 2015-01 Income Statement – Extraordinary and Unusual Items (Subtopic 225-20) - This amendment is eliminating the concept of extraordinary items, as defined in Subtopic 225-20. The criteria of an extraordinary item is that the item has to be unusual and infrequent in nature. An entity no longer has to separately classify, present, and disclose extraordinary events and transactions.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

Note 12 – Subsequent Events

Management has evaluated subsequent events through February 9, 2016, the date on which the financial statements were available to be issued.

VAN DUYNE, BRUNO & CO., CPA
18 HOOK MOUNTAIN ROAD, SUITE 202
PINE BROOK, NJ 07058

SEC HEADQUARTERS
100 F STREET, NE
WASHINGTON, DC 20549